SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 001-34034

Regions Financial Corporation 401(k) Plan

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Full title of plan and the address of plan)

Regions Financial Corporation

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

(MODIFIED CASH BASIS)

Regions Financial Corporation 401(k) Plan

For the Years Ended December 31, 2012 and 2011

With Report of Independent Auditors

Regions Financial Corporation 401(k) Plan

Audited Financial Statements and Supplemental Schedule

(Modified Cash Basis)

For the Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Benefits Management Committee

Regions Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Regions Financial Corporation 401(k) Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the financial statements have been prepared on the modified cash basis of accounting, which is a basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Regions Financial Corporation 401(k) Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Birmingham, Alabama

June 26, 2013

Regions Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2012	2011

Assets
Investments, at fair value	$1,039,554,102	$847,438,507
Dividends receivable	358,501	335,266
Notes receivable from participants	15,494,683	14,609,862

Net assets reflecting investments, at fair value	1,055,407,286	862,383,635

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(6,056,084)	(6,294,927)

Net assets available for benefits	$1,049,351,202	$856,088,708

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

	Year Ended December 31
	2012	2011

Additions
Contributions from employer	$31,236,718	$42,107,533
Contributions from participants	59,329,348	57,843,556
Rollovers	4,605,081	2,513,155
Dividend and interest income	39,823,055	26,495,598
Net appreciation (depreciation) in fair value of investments	142,177,348	(101,783,438)

Total additions, net of investment gains (losses)	277,171,550	27,176,404

Deductions
Payments to participants	83,241,207	79,403,345
Administrative expenses	667,849	1,560,484

Total deductions	83,909,056	80,963,829

Net increase (decrease)	193,262,494	(53,787,425)

Net assets available for benefits:
Beginning of year	856,088,708	909,876,133

End of year	$1,049,351,202	$856,088,708

See accompanying notes.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of the Plan

The following description of the Regions Financial Corporation 401(k) Plan (the Plan) provides only general information about the Plan’s provisions. Regions Financial Corporation (the Company) is the Plan Sponsor and the Benefits Management Committee is the Plan Administrator. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan Sponsor.

General

The Plan is a defined contribution plan covering certain employees of the Company and affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may contribute up to a total of 80 percent of eligible compensation on a pre-tax and/or Roth after-tax basis, as defined in the Plan document, subject to Internal Revenue Service (IRS) limitations. Participants may also rollover amounts representing distributions from other defined contribution plans. All employees who are eligible to make elective deferrals and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions. The Company matches dollar for dollar on the participants’ pre-tax contributions and Roth after-tax contributions, up to 4 percent of total eligible compensation. One year of service is required to be eligible for the Company match.

Beginning with the 2010 plan year, with respect to participants who are actively employed on or after December 31, 2010, eligible compensation for purposes of calculating the Company match includes 50 percent of stock granted in lieu of base salary and 50 percent of restricted stock compliant with the Troubled Asset Relief Program.

Effective January 1, 2011, the Plan was amended to provide for Roth elective deferrals. The combined Company match on pre-tax elective deferrals and Roth elective deferrals will not exceed 6 percent. Also, effective January 1, 2011, the amendment eliminated the ability to make regular after-tax participant contributions.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective January 1, 2012, the Plan was further amended to change the maximum Company match from 6 percent to 4 percent of a participant’s eligible compensation and provide for a discretionary additional match to be determined by the Company’s Board of Directors annually. Also, effective January 1, 2012, the amendment provides for an additional Employer contribution of 2 percent of eligible compensation for participants who have one year of service, are employed at the end of the year, have 1,000 hours of service in the Plan year, and are not eligible to accrue benefits in the Regions Financial Corporation Retirement Plan.

Upon enrollment, a participant may direct participant contributions in 1 percent increments to any of the Plan’s fund options. Participants may change their investment elections at any time.

Company contributions are initially invested in the Regions Stock Fund and can be redirected by the participants at any time at their discretion.

Participant Accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and are charged with an allocation of recordkeeping expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account except for recordkeeping expenses (if any) which are charged per participant account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Regions Financial Corporation stock allocated to the participants’ stock accounts as of the record date. There are no non-participant directed investments within the Plan.

Eligibility and Vesting

All employees other than seasonal or leased employees are eligible to participate in the Plan. Generally, participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

For loans made prior to April 1, 2008, in the legacy Regions Financial Corporation 401(k) Plan, participants could borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 2-5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semi-monthly payroll deductions.

Effective April 1, 2008, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of eligible employee contributions or $50,000 reduced by the highest outstanding loan balance during the prior twelve-month period. Eligible participant contributions are pre-tax participant contributions, regular after-tax participant contributions, rollover contributions, grandfathered qualified non-elective contributions and Roth after-tax contributions. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. All loans must be repaid within 5 years. A participant may not have more than one loan outstanding at any point in time. Effective February 15, 2012, participants with a tax levy or garnishment against their wages are not eligible for a Plan loan. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of 1 percent above the prime rate, as quoted in The Wall Street Journal. Principal and interest are paid ratably through semi-monthly payroll deductions. Upon termination of employment, a participant has up to 60 days from date of termination to repay the outstanding loan amount. If the loan is not repaid after 60 days, it will automatically be treated as a distribution to the participant.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant (or his/her beneficiaries) may receive a lump sum amount equal to the vested value of his or her account, or an annual withdrawal. If a participant’s vested account balance is $1,000 or less, it will be paid in the form of a lump sum only. There were no benefit payments requested, approved and processed for payment but not yet disbursed as of December 31, 2012 and 2011, respectively.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

In-service withdrawals are available in certain limited circumstances, as defined by the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. The Company pays for all legal, accounting and other services on behalf of participants, other than recordkeeping fees which are paid for by the Plan. Expenses relating to purchases, sales or transfers of the Plan’s investments, if any, are charged to the particular investment fund to which the expenses relate.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, non-vested participants become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on the cash basis.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant’s loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4, Fair Value of Financial Instruments, for further discussion and disclosures related to fair value measurements. The shares of mutual funds and common stock in the Regions Stock Fund are valued at quoted market prices in an active market on the last business day of the plan year. The Regions Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.

The Company’s Benefits Management Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Benefits Management Committee is comprised of 14 members appointed by the Compensation Committee and reports to the Compensation Committee of the Company’s Board of Directors.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The collective investment trust fund of the Plan consists of the Regions Stable Principal Fund (the CIT Fund) which distributes income in the form of units, and provides a constant unit redemption value. The CIT Fund invests in fully benefit-responsive investment contracts. The CIT Fund is presented at fair value; however, since the investee contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present this CIT Fund at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures are not required for nonpublic entities, as defined in ASC 820. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. ASU 2011-04 was adopted effective January 1, 2012. Adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Use of Estimates

The preparation of the financial statements in conformity with the basis of accounting described above requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Legal Contingencies

The Plan is subject to litigation and claims arising during the ordinary course of business and Plan activities. The Plan evaluates these contingencies based on information currently available, including advice of counsel and assessment of available insurance coverage. Although it is not possible to predict the ultimate resolution with respect to these litigation contingencies, management is currently of the opinion that the outcome of pending and threatened litigation would not have a material effect on the Plan’s statement of net assets available for benefits or its changes in net assets available for benefits. In pending litigation, the costs of defense are not being borne by the Plan and therefore are not expected to impact the Plan’s net assets.

3. Investments

During 2012 and 2011, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2012	2011

Regions Stock Fund	$96,859,546	$(80,488,604)
Regions Stable Principal Fund	(16,797)	(19,045)
Mutual Funds	45,334,599	(21,275,789)

Total	$142,177,348	$(101,783,438)

Individual investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2012	2011

Regions Stable Principal Fund (at contract value) (a)	$180,377,619	$166,168,820
Regions Stock Fund	256,238,847	147,101,642
Pioneer Classic Balanced Fund	116,476,782	112,382,468
Pioneer Fundamental Growth Fund	63,275,679	55,994,819
Dreyfus Boston Small/Mid Cap Growth Fund	63,344,586	58,495,031

(a)	The fair value of the Plan’s investment in the Regions Stable Principal Fund was $186,433,703 and $172,463,747 at December 31, 2012 and 2011, respectively.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.

Stock Fund and Mutual Funds: The Plan uses quoted market prices of identical assets on active exchanges, or Level 1 measurements.

Collective Investment Trust Fund: The collective investment trust fund (CIT) in the Plan consists of the Regions Stable Principal Fund. The fair value of the Regions Stable Principal Fund is calculated based on the pro-rata share of the CIT’s total fair value. The CIT’s total fair value is based on the fair value of the underlying securities using the custodian’s valuation, or Level 2 measurements.

The following table presents investments measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Fair Value

Collective investment trust fund(a)	$–	$186,433,703	$–	$186,433,703
Regions stock fund	256,238,847	–	–	256,238,847
Mutual funds(b)	596,881,552	–	–	596,881,552

Total investments at fair value	$853,120,399	$186,433,703	$–	$1,039,554,102

The following table presents investments measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Fair Value

Collective investment trust fund(a)	$–	$172,463,747	$–	$172,463,747
Regions stock fund	147,101,642	–	–	147,101,642
Mutual funds(b)	527,873,118	–	–	527,873,118
Total investments at fair value	$674,974,760	$172,463,747	$–	$847,438,507

(a)

This category includes a Stable Principal Fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in synthetic investment contracts. In the event withdrawals from the Stable Principal Fund exceed readily available cash, Plan Sponsor withdrawals will be paid within twelve months and participant withdrawals will be paid within six months. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund, and differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value of Financial Instruments (continued)

(b)

This category includes mutual fund investment alternatives to meet the needs of the participants and allows for diversification based on risk and target distribution dates. Investment alternatives include equity, bond and blended fund options that invest in both domestic and international investments and are valued at Level 1 measurements. See Supplemental Schedule included herein for Schedule of Assets at December 31, 2012.

Assets in all levels could result in volatile and material price fluctuations.

5. Related-Party Transactions

Regions Bank (an affiliate of the Company) dba Regions Wealth Management serves as directed trustee of the Plan. Participants can direct how their contributions are invested within the Plan. During the years ended December 31, 2012 and 2011, a substantial amount of the investment transactions were with the CIT Fund (an affiliate of the Company) and the Regions Stock Fund (an affiliate of the Company). These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2012 and 2011, the Plan received $10,195,036 and $5,142,855, respectively, in common stock dividends from the Company and dividends from the CIT Fund.

6. Tax Status

The Plan has received a determination letter from the IRS dated March 2, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Regions Financial Corporation 401(k) Plan

Notes to Financial Statements (continued)

7. Subsequent Events

Effective January 1, 2013, the Benefits Management Committee elected to amend the Plan to eliminate the one year of service eligibility requirement for Highly Compensated Employees.

Supplemental Schedule

Regions Financial Corporation 401(k) Plan

EIN #63-0589368 Plan #012

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

(Modified Cash Basis)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Collective investment trust fund
*	Regions Bank	Stable Principal Fund	**	$180,377,619	***

	Common stock fund
*	Regions Financial Corporation	Stock Fund	**	256,238,847

	Mutual funds
*	Pioneer	Pioneer Fund	**	29,803,235
		Pioneer Bond Fund	**	18,949,363
		Pioneer Classic Balanced Fund	**	116,476,782
		Pioneer Fundamental Value Fund	**	36,760,938
		Pioneer Fundamental Growth	**	63,275,679

	Vanguard	Windsor II Fund	**	10,712,901
		Institutional Index Fund	**	25,569,567

	Dodge & Cox	International Stock Fund	**	46,229,953
		Income Fund	**	41,295,147

	T. Rowe Price	Institutional Large Cap Growth Fund	**	16,120,410
		Retirement 2005 Fund	**	925,416
		Retirement 2010 Fund	**	2,928,340
		Retirement 2015 Fund	**	7,448,707
		Retirement 2020 Fund	**	10,664,672
		Retirement 2025 Fund	**	8,639,220
		Retirement 2030 Fund	**	8,888,836
		Retirement 2035 Fund	**	6,090,436
		Retirement 2040 Fund	**	6,501,997
		Retirement 2045 Fund	**	3,598,021
		Retirement 2050 Fund	**	2,083,543
		Retirement 2055 Fund	**	1,329,177
		Retirement Income Fund	**	1,819,621

	CRM	Small/Mid Cap Value Fund	**	40,447,898

	PIMCO	All Asset Fund	**	14,757,638

	Dreyfus	Boston Small/Mid Cap Growth Fund	**	63,344,586

	Vance	Eaton Vance Atlanta Capital SMID-Cap I	**	12,219,469

*	Loans to participants	Interest rate ranges from 3.93% to 9.50% with various maturities	**	15,494,683

	Total			$1,048,992,701

*	Represents a party-in-interest
**	Cost has not been presented, as this information is not required.
***	Investment shown at contract value, with corresponding fair value totaling $186,433,703

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONS FINANCIAL CORPORATION 401(k) PLAN REGIONS BANK, TRUSTEE

Date: June 26, 2013	By:	/s/ Barbara H. Watson
Barbara H. Watson
Vice President

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm